UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

30 May 2014

Commission file number 1-10691

DIAGEO plc

(Exact name of registrant as specified in its charter)

England and Wales

(State or other jurisdiction of incorporate or organization)

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Address of principal State or other jurisdiction of incorporate or organization)

Paul Tunnacliffe, Company Secretary

Tel: +44 20 8978 6000

E-mail: the.cosec@diageo.com

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 – Conflict Minerals Disclosure

Diageo plc evaluated its current product lines and determined that tin, tungsten, tantalum and/or gold (“3TG”) are contained in and necessary to the functionality or production of certain products manufactured or contracted to be manufactured by Diageo plc (the “Covered Products”). Following a good faith reasonable country of origin inquiry as required by Item 1.01(a) of Form SD (the “RCOI”) regarding the 3TG in the Covered Products, Diageo plc has no reason to believe that the 3TG in the Covered Products may have originated in the Democratic Republic of Congo or an adjoining country (as defined in paragraph (d)(1) of Item 1.01 of Form SD) (the “Covered Countries”). As a result Diageo plc has disclosed below, under a separate heading entitled “Conflicts Minerals Disclosure,” the determination and described the RCOI that Diageo plc undertook in making such determination.

Conflict Minerals Disclosure

Determination

Following a good faith RCOI regarding the 3TG in the Covered Products, Diageo plc has determined that it has no reason to believe that the 3TG in the Covered Products may have originated in the Covered Countries.

Description and results of the RCOI

Diageo plc established a governance program in relation to conflict minerals (defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or certain of their derivatives (which are currently limited to tantalum, tin, and tungsten)) (“Conflict Minerals”), including creating a steering committee with representation from various lines within the business of Diageo plc. Having first consulted various external stakeholders and experienced advisors, the conflict minerals steering committee determined the scope and approach of its programme. At the direction of and under the supervision of the conflicts minerals steering committee, Diageo plc’s RCOI and due diligence process were conducted in three phases, as outlined below.

Phase One: An internal screening process was implemented with input from across the supply, procurement and legal teams to identify all products manufactured or contracted to be manufactured by Diageo plc that may potentially contain Conflict Minerals and it was determined that 3TG was potentially necessary to the functionality or production of certain products manufactured by Diageo plc or contracted to be manufactured by Diageo plc.

Phase Two: For all products identified in phase one for which 3TG were potentially necessary to the functionality or production, Diageo plc conducted a RCOI by writing to the suppliers of the identified products, requesting that they complete and return the Electronic Industry Citizenship Coalition® and Global e-Sustainability Initiative ‘Conflict Minerals Reporting Template’ or otherwise certify in writing the contents and provenance of the supplied 3TG. Diageo plc received a 100% response rate in relation to products within scope. This phase enabled Diageo plc to obtain reasonably reliable evidence and representations in relation to the use of 3TG in calendar year 2013. Through this process, Diageo plc determined that: (1) gold flakes were used for Smirnoff Gold and Goldschlager; (2) tin-oxide was used in the glass making process for glass bottles (sold to customers); (3) tin was used in the manufacture of copper, stainless steel and carbon steel fabricated equipment for the distillation industry (sold to customers); and (4) tungsten was used in the manufacture of container handling size change parts for liquid packing machinery (sold to customers).

Phase Three: Diageo plc conducted further inquiries by writing to suppliers identified in phase two as using 3TG in their products, requesting they conduct an investigation into their supply chain and provide written representations confirming whether the 3TG may have originated in the Covered Countries with a 100% response rate in relation to further inquiries. Diageo plc received reliable evidence and representations in relation to the provenance of such materials. These representations indicate that none of the conflict minerals provided originate in the Covered Countries. In the process of obtaining such representations and its due diligence process more generally, Diageo plc encountered no warning signs or circumstances suggesting otherwise.

Based on the good faith RCOI described above, Diageo plc has concluded that it has no reason to believe that the Conflict Minerals used in products manufactured or contracted to be manufactured by Diageo plc and necessary to their functionality or production may have originated in the Covered Countries.

A copy of Diageo plc’s Conflict Minerals Disclosure is publicly available at www.diageo.com under “Responsibility – Our Value Chain.”

Signature

Diageo plc

(registrant)

/s/ D A Mahlan    Date: 30 May 2014

Name: DA Mahlan

Title: Chief Financial Officer